Exhibit 99.1

PRESS RELEASE

AerCap to Put in Place Share Repurchase Program

Amsterdam, The Netherlands; December 8, 2010 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that its Board of Directors on December 7 approved a share repurchase program. The repurchase program is limited by restrictive covenants in a debt facility expiring in 2015 to $25 million share repurchases annually and $50 million in aggregate.

Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws, including Rule 10b-18. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 324 aircraft and 83 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com